UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File No. 333-66430

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Auditors

Statements of Assets Available for Benefits
as of December 31, 2001 and 2000

Statements of Changes in Assets Available for Benefits for the year ended
December 31, 2001

Notes to Financial Statements

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Auditors

99 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 28, 2002

By: SPARTAN STORES, INC.
Plan Administrator

By: [signature]
Mark C. Eriks
Vice President Human Resources

SPARTAN STORES, INC. SAVINGS PLUS PLAN

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, and Independent Auditors' Report

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49504-5359

Tel: (616) 336 7900
Fax: (616) 336 7950
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrators
Spartan Stores, Inc. Savings Plus Plan
Grand Rapids, Michigan

We have audited the accompanying statements of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 24, 2002

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
Contributions receivable	$ 147,662	$ 164,279
Investments - Plan interest in Spartan Stores, Inc. Savings Plus Master Trust (Note 3)	74,155,728	64,509,202
ASSETS AVAILABLE FOR BENEFITS	$ 74,303,390	$ 64,673,481

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$ 64,673,481
ADDITIONS:	
Contributions:	
Employee	5,612,725
Employer	2,517,246
Total contributions	8,129,971
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust:	
Net depreciation in value of investments (Note 3)	(13,157,614)
Interest and dividends (Note 3)	1,629,797
Total depreciation	(11,527,817)
DEDUCTIONS:	
Distributions paid to retired or terminated participants	(5,234,335)
Administrative expenses	(750)
Total deductions	(5,235,085)
NET DEDUCTIONS PRIOR TO TRANSFERS	(8,632,931)
TRANSFERS FROM OTHER PLANS (Note 7)	18,325,974
TRANSFER TO OTHER PLAN (Note 8)	(63,134)
NET INCREASE	9,629,909
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 74,303,390

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000, AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. THE PLAN

General - The following description of Spartan Stores, Inc. Savings Plus Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for complete information.

The Plan was established January 1, 1988 and amended September 1, 2000. On April 1, 2001, the Plan was further amended to allow participants to elect to invest in common stock of Spartan Stores, Inc. ("Spartan") effective as of August 1, 2001. The Plan is a defined contribution retirement plan established for all eligible non-union employees of Spartan and subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective November 2001, Seaway Food Town, Inc. Employee Retirement Savings Plan (the "Seaway Plan") was dissolved and the participants classified as management/administrative were transferred to the Plan.

Prior to April 1, 2001, all non-union employees of Spartan Stores, Inc., United Wholesale Grocery Company, Inc., J.F. Walker Company, Inc. ("J.F. Walker") and L&L/Jiroch Distributing Company ("L&L/Jiroch") were eligible and could begin to participate in the Plan on the date of hire. On April 1, 2001, the Plan was amended to require six months of employment or 1,000 service hours in twelve consecutive months since the date of hire before beginning participation in the Plan. However, if classified as a temporary employee, that employee may begin to participate in the Plan upon completion of a "year of employment." A year of employment consists of at least 1,000 service hours in a 12-consecutive-month period. Eligible participants may enter the Plan on the date they meet the above eligibility requirements.

Contributions - The Plan provides for matching contributions as determined by the Board of Directors of each participating company. For all participants, except employees of L&L/Jiroch and J.F. Walker, the matching contribution was 100% of the participant's elective deferral up to the first 3% of their annual salary, and 50% of the participant's elective deferral of the next 3% of their annual salary with no match beyond the first 6%. For L&L/Jiroch, the matching contribution was 50% of a participant's elective deferral up to the first 6% of their annual salary. J. F. Walker participants received a matching contribution of 25% of the participants' elective deferral up to the first 5% of their annual salary. The Plan further provides for discretionary employer contributions. L&L/Jiroch employees received discretionary employer contributions totaling $260,000 in 2001.

Participants are eligible to contribute up to 20% of pay as tax-deferred contributions, except for L&L/Jiroch participants, which are eligible to contribute up to 10%. However, the total elective deferral by a participant may not exceed $10,500 for calendar year 2001. This limitation will be increased annually for any cost-of-living adjustment provided under Internal Revenue Code Section 402(g).

Distributions - A participant is eligible to receive a distribution from the Plan of his/her total account balance when one of the following events occurs: (1) termination of employment, (2) retirement, (3) attainment of age 59-1/2, (4) total and permanent disability or medical emergency, (5) death, or (6) financial hardship, subject to applicable limitations.

Participant Accounts - Each employee's account is valued daily. The employee's account is allocated a portion of the net investment earnings (losses) of the respective investment funds based on the average balance of the account as compared to the average balance of all other participants' accounts. The amount distributed to a participant shall equal the amount credited to his/her account as of the date his/her benefits in the investment funds are liquidated. Investments from employer discretionary contributions are distributed based on qualifying wages of the participant to total qualifying wages.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and the common stock of Spartan as investment options for participants. Participants may change their investment options at any time.

Vesting - For all participants, except employees of L&L/Jiroch and J.F. Walker, employee contributions, matching employer contributions, and discretionary contributions are 100% vested and nonforfeitable. L&L/Jiroch participant contributions vest immediately and employer matching and discretionary contributions vest in increasing percentages beginning with two years of service, and are fully vested with seven years of service. J.F. Walker participant contributions vest immediately and before August 1, 2000 employer matching contributions were 100% vested if the employee had at least seven years of vested service. As of August 1, 2000, J.F. Walker employer matching contributions are 100% vested.

Payments of Benefits - Retired or terminated participants' accounts are normally distributed no later than 60 days after the last date of employment. All accounts less than $3,500 in value as of the last date of employment will require a lump sum distribution; all participants with vested accounts equal to or greater than $3,500 are given the option for distribution or maintaining their accounts in the Plan. If the retired or terminated employee has not received a distribution within 60 days after the last date of employment, the account will be invested in the Putnam Money Market Fund. As of December 31, 2001 and 2000, assets available for benefits included amounts to be distributed to terminated and retired participants of $0 and $739,977, respectively.

Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time the loan is made. Principal and interest is paid ratably through payroll deductions which are remitted on a monthly basis.

Administrative Fees - The Plan pays the participant recordkeeping fees and Spartan pays the professional fees of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - Investments are recorded in the Plan's financial statements at fair value. Fair value is determined by closing market prices at the end of each Plan year. Unrealized appreciation or depreciation in the current value of investments held at year-end and gain or loss on sales of investments during the year are determined using the beginning of year market value or purchase price if acquired since that date.

Payments of Benefits - Benefits are recorded when paid.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3. MASTER TRUST

The Plan's investments consist of an interest in Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Company and administered by Putnam Defined Contribution Plan Administration ("Putnam"). The Master Trust permits the commingling of the trust assets of the Plan, the Spartan Stores, Inc. Savings Plus Plan for Union Associates, and the Spartan Retail Savings Plus Plan for investment and administrative purposes. Putnam maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust, that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The assets of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Investments at fair value:		
Putnam Fund for Growth and Income	$ 2,093,279	$ 1,354,131
The George Putnam Fund of Boston	8,735,810	8,169,543
Putnam Investors Fund	22,582,677	24,449,130
Putnam Voyager Fund	24,933,282	31,973,764
Putnam Money Market Fund	22,452,720	10,650,800
Putnam Income Fund	5,370,619	3,929,830
Putnam OTC and Emerging Growth Fund	5,263,906	4,465,859
Putnam New Opportunities Fund	5,926,197	8,004,261
Putnam International Growth Fund	10,619,046	7,300,435
Putnam S&P 500 Index	14,046,560	9,334,731
Putnam Asset Allocation: Growth Portfolio	2,151,331	1,519,740
Putnam Asset Allocation: Balanced Portfolio	7,439,899	4,125,946
Putnam Asset Allocation: Conservative Portfolio	3,058,514	3,105,326
Participant loans	4,645,698	3,605,389
Spartan common stock	7,369,996	
TOTAL INVESTMENTS	$ 146,689,534	$ 121,988,885
Plan's investment in the Master Trust	$ 74,155,728	$ 64,509,202
Plan's percentage interest in total assets of the Master Trust	50.55 %	52.88 %

Page 010

The net investment loss of all participating plans in the Master Trust for the year ended December 31, 2001 is summarized as follows:

Interest and dividends	$ 2,955,772
Net depreciation in value of investments:	
Mutual funds	$ (22,499,029)
Common stock	(580,089)
Total investment loss	$ (23,079,118)

4. PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan and to discontinue contributions at any time.

Upon termination or partial termination, all expenses related thereto shall be charged to the affected participants' accounts and all remaining assets are to be distributed to the participants as directed by the Plan Administrative Committee. Trust funds previously segregated due to retirement or other termination shall continue to be held by the Trustees and distributed as provided under the terms of the Plan.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, trustee, and administrative services were paid by Spartan on behalf of the Plan. The fees paid by Spartan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2001 and 2000, the Plan held $68,953,293 and $62,698,360, respectively, in such investments.

6. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1996 that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements

7. TRANSFERS FROM OTHER PLANS

Assets totaling $3,981,986, representing accounts of the administrative associates participating in the Spartan Retail Savings Plus Plan, (now participants of the Plan), were transferred to the Plan during the year. Upon the termination of the Seaway Plan, assets totaling $14,343,988, representing $14,196,326 in investments accounts of associates classified as management/administrative participating in the Seaway Plan and $147,662 in employer receivables, were transferred to the Plan during the year.

8. TRANSFER TO OTHER PLAN

Assets totaling $63,134 were transferred to Spartan Stores, Inc. Savings Plus Plan for Union Associates, a defined contribution plan, during the year.

9. SUBSEQUENT EVENTS

On January 1, 2002, the portion of this Plan benefiting participants of J.F. Walker was spun off into the Spartan Stores, Inc. Savings Plus Plan for J.F. Walker Associates, under the Master Trust. In addition, the portion of the Spartan Retail Savings Plus Plan benefiting participants classified as management/administration was merged into the Plan.

* * * * * *

EXHIBIT INDEX

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-66430 of Spartan Stores, Inc. on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 27, 2002

EXHIBIT 99

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

June 28, 2002

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 28, 1998, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/28/98 Value	3/27/99 Value	3/25/00 Value	3/31/01 Value	3/30/02 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 1,093.11	$ 1,186.79	$ 1,163.43	$ 897.33

Spartan Stores common stock has been listed on the Nasdaq National Market System since August 2, 2000. Until August 2, 2000, there was no established public trading market for Spartan Stores' securities.

On August 2, 2000, each share of Spartan Stores Class A common stock, $2 par value, outstanding immediately prior to Spartan Stores' merger with Seaway Food Town, Inc., was converted into one share of Spartan Stores common stock, no par value. In addition, Spartan Stores declared a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town. Accordingly, each share of Spartan Stores Class A common stock outstanding immediately prior to the merger with Seaway Food Town was converted into 1.336 shares of Spartan Stores common stock, rounded up to the nearest whole share.

Prior to August 2, 2000, pursuant to Spartan Stores' bylaws, Spartan Stores' board of directors periodically (usually annually) established the price, referred to as the "**trading value**," at which Spartan Stores issued and purchased its Class A common stock. The board determined the trading value, in its sole and absolute discretion, based upon Spartan Stores' financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors that the board deemed appropriate. The board set the trading value at $13.30 per share of Class A common stock effective June 21, 1999; $12.30 per share effective

June 22, 1998; and $11.30 per share effective June 23, 1997. These trading values did not represent a price that was based on transactions effected in a public market for shares of Spartan Stores Class A common stock. Upon completion of the merger with Seaway Food Town, Spartan Stores' board discontinued its periodic determination of the trading value of the Spartan Stores common stock.

Spartan Stores paid cash dividends in the amount of $.0125 per share during each of the four quarters in the fiscal years ending March 25, 2000, March 27, 1999 and March 28, 1998. During the fiscal year ended March 31, 2001, Spartan Stores paid quarterly dividends of $0.0125 per share of Class A common stock for the first quarter, which ended on June 17, 2000, but did not pay any dividends for the other three quarters of that fiscal year. Spartan Stores did not pay any dividends on its common stock during the fiscal year ended March 30, 2002.

Spartan Stores does not anticipate it will pay any dividends for the foreseeable future, but will invest any net earnings in its operations and to acquire additional retail operations. In addition, Spartan Stores' credit facility restricts its ability to pay dividends.